BUSINESS ADDRESS:

STREET 1: 14255 49TH STREET NORTH BLDG I

CITY: CLEARWATER

STATE: FL

ZIP: 33762

BUSINESS PHONE: 7275192000

MAIL ADDRESS:

STREET 1: 14255 49TH STREET NORTH, BLDG I

CITY: CLEARWATER

STATE: FL

ZIP: 33762

STATEMENT FOR MONTH/YEAR: DECEMBER 2000

COMPANY DATA:

COMPANY CONFORMED NAME: DANIEL J. DORSCH

CENTRAL INDEX KEY: 0001101862

STANDARD INDUSTRIAL CLASSIFICATION:

RELATIONSHIP: DIRECTOR/CEO

FILING VALUES:

FORM TYPE: 4

BUSINESS ADDRESS:

STREET 1: 14255 49TH STREET NORTH

STREET 2: BUILDING 1

CITY: CLEARWATER

STATE: FL

ZIP: 33762

MAIL ADDRESS:

STREET 1: 6326 MACLAURIN DRIVE

STREET 2:

CITY: TAMPA

STATE: FL

ZIP: 33647

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
Title of Non-Derivative Security	Transaction Date	Transaction Code	Security Amount	Securities Acquired/ Disposed (A/D)	Securities Price	Amount Beneficially Owned at End of the Month	Ownership Direct or Indirect	Nature of Indirect Beneficial Ownership
Common Stock	12/14/00	P	100,000	A	$1.2812
114,285
							D

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
Title of Derivative Security	Conversion or Exercise Price	Transaction Date
Transaction Code
				Securities Acquired/Disposed	Date Exercisable	Expiration Date	Title	Number of Shares
Price of Security

Number Beneficially Owned End of Month
										Ownership Direct or Indirect	Nature of Indirect Beneficial Ownership
Stock Options (Right to Buy)	$1.2812	12/14/00	P	D	12/14/99	12/14/09	C	100,000	100,000	D
Stock Options (Right to Buy)	$5.0000	11/20/00	A	A	11/20/03	11/20/13	C	200,000	300,000	D
Stock Options (Right to Buy)	$6.0000	11/20/00	A	A	11/20/03	11/20/13	C	200,000	500,000	D

Explanation of Responses:

All stock is part of an Employee Stock Option Plan.

______________________________________________ ______________

Signature of Reporting Person Date